UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2022

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2022

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Naoki Ueda
Name:	Naoki Ueda
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the nine months ended December 31, 2021

February 2, 2022

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting and Reporting, Financial Accounting Office, Financial Planning Division
TEL 050-3613-1179
Quarterly securities report issuing date:	February 14, 2022
Dividend payment date:	-
Trading accounts:	Established
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Nine Months ended December 31, 2021

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
For the nine months ended
December 31, 2021	4,362,918	(2.9)	1,393,611	65.8	1,070,398	76.3
December 31, 2020	4,495,026	(15.3)	840,619	(22.7)	607,037	3.3

(*)	Comprehensive income

                        December  31, 2021: 1,354,948 million yen, 25.5% ;                     December 31, 2020: 1,079,332 million yen, 19.5%

	Basic earnings per share	Diluted earnings per share
	yen	yen
For the nine months ended
December 31, 2021	83.44	83.16
December 31, 2020	47.27	47.09

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
	million yen	million yen	%
As of
December 31, 2021	365,775,392	18,623,281	4.8
March 31, 2021	359,473,515	17,716,257	4.7

(Reference) Shareholders’ equity as of    December 31, 2021: 17,686,570 million yen;     March 31, 2021: 16,802,572 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below

                        (Total net assets - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
For the fiscal year
ended March 31, 2021	—	12.50	—	12.50	25.00
ending March 31, 2022	—	13.50	—
ending March 31, 2022 (Forecast)				14.50	28.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2022 (Consolidated)

MUFG has the target of 1,050.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2022. (There is no change to our earnings target released on November 15, 2021.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: Yes

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	December 31, 2021	13,281,995,120 shares
	March 31, 2021	13,581,995,120 shares
(B) Treasury stocks:	December 31, 2021	559,745,255 shares
	March 31, 2021	737,192,810 shares
(C) Average outstanding of total stocks:	Nine months ended December 31, 2021	12,828,619,616 shares
	Nine months ended December 31, 2020	12,843,043,046 shares

ø This “Consolidated Summary Report”(Quarterly“Tanshin”) is outside the scope of the external auditor’s quarterly review procedure.

ø Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward- looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may resu lt in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Notes on Going-Concern Assumption	6
(4) Notes for Material Changes in Shareholders’ Equity	6
(5) Changes in Accounting Policies	6
(6) Changes in Presentation of Financial Information	6
(7) Additional Information	7

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Nine Months Ended December 31, 2021”

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2021	As of December 31, 2021
Assets:
Cash and due from banks	102,980,711	110,385,206
Call loans and bills bought	730,506	832,680
Receivables under resale agreements	13,942,910	11,939,046
Receivables under securities borrowing transactions	3,394,376	3,044,458
Monetary claims bought	5,982,876	5,993,841
Trading assets	20,552,367	18,688,882
Money held in trust	1,283,179	1,299,506
Securities	77,122,074	80,886,046
Loans and bills discounted	107,183,069	106,115,683
Foreign exchanges	1,915,010	2,069,616
Other assets	12,406,158	11,472,801
Tangible fixed assets	1,296,402	1,259,084
Intangible fixed assets	1,436,098	1,419,829
Net defined benefit assets	1,210,577	1,285,141
Deferred tax assets	137,988	146,227
Customers’ liabilities for acceptances and guarantees	9,004,749	9,915,054
Allowance for credit losses	(1,105,541)	(977,716)

Total assets	359,473,515	365,775,392

Liabilities:
Deposits	211,521,257	211,413,549
Negotiable certificates of deposit	8,099,119	9,809,610
Call money and bills sold	2,330,808	2,124,309
Payables under repurchase agreements	24,483,519	30,326,079
Payables under securities lending transactions	836,351	358,408
Commercial papers	1,810,350	2,303,120
Trading liabilities	14,002,667	11,841,001
Borrowed money	31,110,465	31,376,323
Foreign exchanges	2,105,245	2,182,324
Short-term bonds payable	1,043,001	1,045,803
Bonds payable	12,908,505	13,455,272
Due to trust accounts	11,208,570	10,626,741
Other liabilities	9,754,731	8,918,706
Reserve for bonuses	118,358	86,432
Reserve for bonuses to directors	1,816	1,336
Reserve for stocks payment	10,915	7,929
Net defined benefit liabilities	88,914	93,249
Reserve for retirement benefits to directors	872	795
Reserve for loyalty award credits	18,312	18,585
Reserve for contingent losses	183,855	158,994
Reserves under special laws	4,642	4,647
Deferred tax liabilities	1,008,650	987,429
Deferred tax liabilities for land revaluation	101,577	96,406
Acceptances and guarantees	9,004,749	9,915,054

Total liabilities	341,757,258	347,152,111

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2021	As of December 31, 2021
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	977,287	770,373
Retained earnings	11,200,087	11,937,436
Treasury stock	(502,794)	(375,168)

Total shareholders’ equity	13,816,094	14,474,155

Net unrealized gains (losses) on available-for-sale securities	2,583,417	2,465,420
Net deferred gains (losses) on hedging instruments	131,566	69,020
Land revaluation excess	149,183	140,904
Foreign currency translation adjustments	9,953	432,229
Remeasurements of defined benefit plans	163,189	146,944
Debt value adjustments of foreign subsidiaries and affiliates	(50,832)	(42,105)

Total accumulated other comprehensive income	2,986,478	3,212,414

Non-controlling interests	913,684	936,710

Total net assets	17,716,257	18,623,281

Total liabilities and net assets	359,473,515	365,775,392

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the nine months ended December 31, 2020	For the nine months ended December 31, 2021
Ordinary income	4,495,026	4,362,918
Interest income	2,010,750	1,887,228
Interest on loans and bills discounted	1,367,636	1,208,048
Interest and dividends on securities	324,350	397,420
Trust fees	105,146	107,925
Fees and commissions	1,109,868	1,245,749
Trading income	278,365	176,842
Other operating income	552,411	268,460
Other ordinary income	438,483	676,711
Ordinary expenses	3,654,407	2,969,306
Interest expenses	619,710	395,989
Interest on deposits	220,015	135,630
Fees and commissions	218,539	223,068
Trading expenses	—	2,970
Other operating expenses	276,191	113,393
General and administrative expenses	1,999,078	2,006,496
Other ordinary expenses	540,887	227,387

Ordinary profits	840,619	1,393,611

Extraordinary gains	22,883	126,805
Gains on disposition of fixed assets	15,539	21,701
Gains on change in equity	—	64,601
Gains on sales of shares of affiliates	7,344	27,870
Gains on transfer of businesses	—	8,391
Gains on sales of shares of subsidiaries	—	4,240
Extraordinary losses	43,574	64,209
Losses on disposition of fixed assets	7,432	7,791
Losses on impairment of fixed assets	19,425	36,756
Provision for reserve for contingent liabilities from financial instruments transactions	136	4
Losses on change in equity	16,580	19,657

Profits before income taxes	819,927	1,456,207

Income taxes-current	193,897	256,408
Income taxes-deferred	(42,728)	69,919

Total taxes	151,168	326,327

Profits	668,759	1,129,879

Profits attributable to non-controlling interests	61,721	59,481

Profits attributable to owners of parent	607,037	1,070,398

4

  Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the nine months ended December 31, 2020	For the nine months ended December 31, 2021
Profits	668,759	1,129,879
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	639,299	(90,033)
Net deferred gains (losses) on hedging instruments	41,991	(65,601)
Foreign currency translation adjustments	(279,095)	267,237
Remeasurements of defined benefit plans	16,436	(17,113)
Share of other comprehensive income of associates accounted for using equity method	(8,058)	130,580

Total other comprehensive income	410,573	225,069

Comprehensive income	1,079,332	1,354,948

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	1,040,064	1,303,978
Comprehensive income attributable to non-controlling interests	39,268	50,969

5

Mitsubishi UFJ Financial Group, Inc.

(3) Notes on Going-Concern Assumption

None.

(4) Notes for Material Changes in Shareholders’ Equity

None.

(5) Changes in Accounting Policies

(Accounting Standard for Revenue Recognition)

Accounting Standard Board of Japan (“ASBJ”) Statement No. 29, “Accounting Standard for Revenue Recognition” (ASBJ, March 30, 2018), and ASBJ Guidance No. 30, “Implementation Guidance on Accounting Standard for Revenue Recognition” (ASBJ, March 30, 2018), are applied from the beginning of the nine months ended December 31, 2021. Under these accounting standards, revenue is recognized in an amount expected to be received in exchange for goods or services when control of promised goods or services is transferred to a customer. A primary change resulting from the application of these accounting standards relates to revenue from annual membership fees recorded as income from the credit card business. Such revenue was previously recognized when received from customers but is currently recognized over the period in which the services are provided.

In accordance with the transitional measures set forth in the proviso in paragraph 84 of the Accounting Standard for Revenue Recognition, the cumulative effect of retroactively applying the new accounting policy to reporting periods prior to the beginning of the nine months ended December 31, 2021 was recognized as adjustments to retained earnings at the beginning of the nine months ended December 31, 2021, and the new accounting policy is applied from the beginning of the nine months ended December 31, 2021 as a change in MUFG’s accounting policies. However, due to application of the method set forth in paragraph 86 of the Accounting Standard for Revenue Recognition, the new accounting policy was not retroactively applied to a contract for which substantially all of the revenue had been recognized in accordance with the previous accounting treatment prior to the beginning of the nine months ended December 31, 2021.

As a result, at the beginning of the nine months ended December 31, 2021, retained earnings decreased by ¥6,617 million. The impact on each of fees and commissions income, ordinary profits and profits before income taxes for the nine months ended December 31, 2021 is not significant.

In accordance with the transitional measures set forth in paragraph 28-15 of ASBJ Statement No.12, “Accounting Standard for Quarterly Financial Reporting” (ASBJ, March 31, 2020), information on breakdowns of revenues from contracts with customers for the nine months ended December 31, 2020 is not disclosed.

(6) Changes in Presentation of Financial Information

From the beginning of the nine months ended December 31, 2021, expenses related to credit cards, which were previously recorded as general and administrative expenses, are recorded as fees and commissions expenses.

This reflects the change made in the presentation of expenses corresponding to income related to credit cards, which is recorded as fees and commissions income, as a result of a review of fees and commissions income that was conducted in connection with the adoption of ASBJ Statement No. 29, “Accounting Standard for Revenue Recognition” and ASBJ Guidance No. 30, “Implementation Guidance on Accounting Standard for Revenue Recognition” from the beginning of the nine months ended December 31 2021, to disclose financial information in a manner that more closely reflects the actual economic situation.

In order to reflect this change in the presentation of the financial information, the consolidated financial statements for the nine months ended December 31, 2020, have been retroactively restated.

As a result, fees and commissions expenses of ¥164,609 million and general and administrative expenses of ¥2,053,007 million previously presented in the consolidated statement of income for the nine months ended December 31, 2020 have been restated, resulting in the current presentation of fees and commissions expenses of ¥218,539 million and general and administrative expenses of ¥1,999,078 million.

6

Mitsubishi UFJ Financial Group, Inc.

(7) Additional Information

(Estimated impact of the COVID-19 pandemic relating to allowance for credit losses)

The process of calculating allowance for credit losses in our principal consolidated domestic banking subsidiaries involves various estimates such as determination of counterparty credit ratings which are based on evaluation and classification of counterparties’ debt-service capacity, assessment of the value of collateral provided by borrowers, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, the COVID-19 pandemic has had a significant impact on the financial position and operating results of certain counterparties. Determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

When calculating allowance for credit losses, MUFG Bank, Ltd., our principal consolidated domestic banking subsidiary, determines expected loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors. When making adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, the subsidiary takes into account the rate of increase in the credit loss rate or the default probability in a more recent period, especially in light of the deterioration in the economic environment under the COVID-19 pandemic. The amount of impact of these adjustments was ¥5,136 million as of December 31, 2021 (¥30,846 million as of March 31, 2021).

In addition, certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) have adopted Accounting Standards Codification (“ASC”) Topic 326, “Measurement of Credit Losses on Financial Instruments,” issued by the Financial Accounting Standards Board and provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contracts. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model. No allowance for credit losses was recorded for the loans reclassified as loans held for sale in connection with the execution of the Share Purchase Agreement pursuant to which all of the shares of MUFG Union Bank, N.A. held by MUFG Americas Holdings Corporation will be sold to U.S. Bancorp because these loans are measured at fair value in accordance with ASC Topic 310, “Receivables”.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rate of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply U.S. GAAP, are based on estimation relating to the economic environment, including the outlook relating to the COVID-19 pandemic, with respect to which objective data are not readily available. The outlook relating to the COVID-19 pandemic, which is expected to further impact our counterparties’ operating environment and the economic environment, remains subject to significant uncertainty due to such factors as the impact of virus variants. Accordingly, we make certain assumptions, including that, with progress in vaccines and medications, the outlook will generally be on an improving trend, although it will still take some time before the uncertainty related to future infection trends sufficiently decreases. The recorded allowance for credit losses represents our best estimation made in a manner designed to ensure objectivity and rationality.

7

Mitsubishi UFJ Financial Group, Inc.

For the nine months ended December 31, 2021, the assumptions for making estimates relating to allowance for credit losses remained substantially unchanged because the observable changes subsequent to the end of the previous fiscal year in the factors and circumstances underlying the assumptions were not sufficiently significant to cause such change in the assumptions. However, these assumptions are highly uncertain, and significant additional provision for credit losses may be recognized for the fiscal year ending March 31, 2022 and subsequent reporting periods due to developments affecting the impact of the COVID-19 pandemic on the financial performance of counterparties or on the economic environment.

(Major overseas subsidiaries’ total credit costs which are expected to be reflected in MUFG’s consolidated financial statements as of and for the fourth quarter of the fiscal year ending March 31, 2022)

Major overseas subsidiaries which were consolidated based on their financial statements as of and for the quarter ended September 30, 2021 adopted ASC Topic 326, “Measurement of Credit Losses on Financial Instruments,” the standard that introduced the concept of current expected credit loss, as of the beginning of the first quarter of the fiscal year ended December 31, 2020. As a result, these subsidiaries record provision for allowance for credit losses by taking into account certain forecasted information such as macroeconomic indicators.

Under the standard, it is currently estimated that the subsidiaries’ total credit costs for the quarter ended December 31, 2021 will be approximately ¥40 billion. The subsidiaries’ total credit costs will be reflected in MUFG’s consolidated financial statements as of and for the quarter ending March 31, 2022.

The definition of total credit costs is described in “1. Financial Results” of “Selected Financial Information under Japanese GAAP For the Nine Months Ended December 31, 2021”.

8

Selected Financial Information

under Japanese GAAP

For the Nine Months Ended December 31, 2021

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[MUFG Consolidated]*1[BK and TB Combined ]*2*3*4 [BK Non-consolidated][TB Non-consolidated]	1

2. Non Performing Loans Based on the Financial Reconstruction Law	[BK and TB Combined including Trust Account] [BK Non-consolidated][TB Non-consolidated] [TB Non-consolidated : Trust Account]	5

3. Securities	[MUFG Consolidated] [BK Non-consolidated][TB Non-consolidated]	6

4. ROE	[MUFG Consolidated]	9

5. Average Interest Rate Spread	[BK and TB Combined] [BK Non-consolidated][TB Non-consolidated]	10

6. Loans and Deposits	[BK and TB Combined] [BK Non-consolidated][TB Non-consolidated]	11

7. Statements of Trust Assets and Liabilities	[TB Non-consolidated]	12

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2021 (A)	December 31, 2020 (B)
Gross profits	2,950,895	2,942,262	8,633
Gross profits before credit costs for trust accounts	2,950,846	2,942,262	8,583
Net interest income	1,491,350	1,391,201	100,148
Trust fees	107,925	105,146	2,779
Credit costs for trust accounts (1)	49	(0)	49
Net fees and commissions	1,022,681	891,329	131,352
Net trading profits	173,871	278,365	(104,493)
Net other operating profits	155,066	276,220	(121,153)
Net gains (losses) on debt securities	66,188	208,329	(142,141)
General and administrative expenses	2,017,815	1,969,235	48,579
Amortization of goodwill	13,147	12,392	754
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	946,177	985,419	(39,241)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	933,030	973,026	(39,995)
Provision for general allowance for credit losses (2)	—	(96,424)	96,424
Net operating profits*[1]	933,079	876,602	56,477
Net non-recurring gains (losses)	460,531	(35,982)	496,514
Credit costs (3)	(117,703)	(295,121)	177,418
Losses on loan write-offs	(110,646)	(133,218)	22,572
Provision for specific allowance for credit losses	—	(158,013)	158,013
Other credit costs	(7,056)	(3,889)	(3,166)
Reversal of allowance for credit losses (4)	25,874	—	25,874
Reversal of reserve for contingent losses included in credit costs (5)	2,511	—	2,511
Gains on loans written-off (6)	61,971	47,884	14,086
Net gains (losses) on equity securities	194,899	72,798	122,101
Gains on sales of equity securities	220,027	120,713	99,313
Losses on sales of equity securities	(19,232)	(31,220)	11,987
Losses on write-down of equity securities	(5,894)	(16,694)	10,800
Equity in earnings of equity method investees	324,508	235,689	88,819
Other non-recurring gains (losses)	(31,531)	(97,232)	65,701

Ordinary profits	1,393,611	840,619	552,992

Net extraordinary gains (losses)	62,595	(20,691)	83,286
Net gains (losses) on disposition of fixed assets	13,910	8,106	5,803
Losses on impairment of fixed assets	(36,756)	(19,425)	(17,331)
Net gains (losses) on change in equity	44,944	(16,580)	61,524
Gains on sales of shares of affiliates	27,870	7,344	20,526
Gains on transfer of businesses	8,391	—	8,391
Gains on sales of shares of subsidiaries	4,240	—	4,240
Profits before income taxes	1,456,207	819,927	636,279
Income taxes-current	256,408	193,897	62,511
Income taxes-deferred	69,919	(42,728)	112,647
Total taxes	326,327	151,168	175,159
Profits	1,129,879	668,759	461,119
Profits attributable to non-controlling interests	59,481	61,721	(2,240)

Profits attributable to owners of parent	1,070,398	607,037	463,360

Note:

*1. Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

*2. From the beginning of the nine months ended December 31, 2021, expenses related to credit cards, which were previously recorded as general and administrative expenses, are recorded as fees and commissions expenses.

Accordingly, the financial information for the nine months ended December 31, 2020 have been retroactively restated.

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(27,296)	(343,661)	316,365

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2021 (A)	December 31, 2020 (B)
Gross profits	1,448,889	1,441,357	7,531
Gross profits before credit costs for trust accounts	1,448,840	1,441,358	7,482
Net interest income	856,492	696,879	159,613
Trust fees	87,733	84,739	2,993
Credit costs for trust accounts (1)	49	(0)	49
Net fees and commissions	369,496	331,987	37,509
Net trading profits	41,908	90,777	(48,869)
Net other operating profits	93,258	236,973	(143,715)
Net gains (losses) on debt securities	55,934	189,084	(133,150)
General and administrative expenses	976,980	1,000,614	(23,634)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	471,859	440,743	31,116
Provision for general allowance for credit losses (2)	—	11,110	(11,110)
Net operating profits	471,908	451,854	20,054
Net non-recurring gains (losses)	209,454	(89,448)	298,902
Credit costs (3)	(16,048)	(101,132)	85,083
Reversal of allowance for credit losses (4)	16,915	54	16,860
Reversal of reserve for contingent losses included in credit costs (5)	4,068	448	3,619
Gains on loans written-off (6)	12,075	5,494	6,581
Net gains (losses) on equity securities	186,425	63,529	122,895
Gains on sales of equity securities	210,878	111,452	99,426
Losses on sales of equity securities	(19,375)	(31,225)	11,849
Losses on write-down of equity securities	(5,076)	(16,697)	11,620
Other non-recurring gains (losses)	6,017	(57,843)	63,861

Ordinary profits	681,362	362,405	318,957

Net extraordinary gains (losses)	4,947	(3,362)	8,310
Income before income taxes	686,310	359,043	327,267
Income taxes-current	173,992	111,281	62,710
Income taxes-deferred	25,062	(20,517)	45,580
Total taxes	199,055	90,764	108,291

Net income	487,255	268,278	218,976

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	17,059	(84,024)	101,083
Credit costs for trust accounts	49	(0)	49
Provision for general allowance for credit losses	137,340	11,333	126,006
Provision for special allowance for credit losses	(118,736)	(80,671)	(38,065)
Allowance for credit to specific foreign borrowers	(1,688)	(367)	(1,320)
Losses on loans write-offs	(12,361)	(17,826)	5,465
Provision for contingent losses included in credit costs	3,928	448	3,480
Gains on loans written-off	12,075	5,494	6,581
Losses on sales of other loans, etc.	(3,547)	(2,435)	(1,112)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	415,925	251,658	164,266
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	365,011	261,395	103,615

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2021 (A)	December 31, 2020 (B)
Gross profits	1,163,716	1,202,656	(38,940)
Net interest income	718,767	605,283	113,484
Net fees and commissions	298,974	267,588	31,385
Net trading profits	35,085	87,974	(52,888)
Net other operating profits	110,887	241,810	(130,922)
Net gains (losses) on debt securities	69,653	195,923	(126,270)
General and administrative expenses	837,077	853,730	(16,652)
Amortization of goodwill	1,170	1,139	31
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	327,809	350,066	(22,256)
Net operating profits before provision for general allowance for credit losses	326,638	348,926	(22,288)
Provision for general allowance for credit losses (1)	—	11,110	(11,110)
Net operating profits	326,638	360,037	(33,399)
Net non-recurring gains (losses)	178,153	(90,311)	268,464
Credit costs (2)	(15,908)	(101,125)	85,216
Reversal of allowance for credit losses (3)	16,654	—	16,654
Reversal of reserve for contingent losses included in credit costs (4)	4,068	358	3,709
Gains on loans written-off (5)	12,054	5,494	6,560
Net gains (losses) on equity securities	156,429	41,816	114,612
Gains on sales of equity securities	178,138	76,911	101,227
Losses on sales of equity securities	(17,632)	(22,800)	5,167
Losses on write-down of equity securities	(4,076)	(12,294)	8,218

Other non-recurring gains (losses)	4,855	(36,855)	41,710

Ordinary profits	504,792	269,726	235,065
Net extraordinary gains (losses)	6,045	(132)	6,178
Income before income taxes	510,838	269,593	241,244
Income taxes-current	140,426	93,784	46,641
Income taxes-deferred	19,232	(23,463)	42,696
Total taxes	159,659	70,321	89,338

Net income	351,178	199,272	151,906

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	16,868	(84,162)	101,030
Provision for general allowance for credit losses	137,081	11,110	125,970
Provision for special allowance for credit losses	(118,738)	(80,502)	(38,235)
Allowance for credit to specific foreign borrowers	(1,688)	(367)	(1,320)
Losses on loans write-off	(12,361)	(17,820)	5,458
Provision for contingent losses included in credit costs	4,068	358	3,709
Gains on loans written-off	12,054	5,494	6,560
Losses on sales of other loans, etc.	(3,547)	(2,435)	(1,112)

Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	256,985	153,003	103,981
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	208,311	154,857	53,454

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2021 (A)	December 31, 2020 (B)
Gross profits	285,173	238,700	46,472
Gross profits before credit costs for trust accounts	285,123	238,701	46,422
Trust fees	87,733	84,739	2,993
Credit costs for trust accounts (1)	49	(0)	49
Net interest income	137,724	91,595	46,128
Net fees and commissions	70,521	64,398	6,123
Net trading profits	6,822	2,803	4,019
Net other operating profits	(17,629)	(4,836)	(12,793)
Net gains (losses) on debt securities	(13,718)	(6,838)	(6,879)
General and administrative expenses	139,902	146,884	(6,981)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	145,221	91,816	53,404
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	145,270	91,816	53,453
Net non-recurring gains (losses)	31,300	862	30,437
Credit costs (3)	(139)	(6)	(133)
Reversal of allowance for credit losses (4)	260	54	205
Reversal of reserve for contingent losses included in credit costs (5)	—	89	(89)
Gains on loans written-off (6)	20	0	20
Net gains (losses) on equity securities	29,996	21,712	8,283
Gains on sales of equity securities	32,739	34,541	(1,801)
Losses on sales of equity securities	(1,743)	(8,424)	6,681
Losses on write-down of equity securities	(1,000)	(4,403)	3,402
Other non-recurring gains (losses)	1,162	(20,988)	22,151

Ordinary profits	176,570	92,679	83,891

Net extraordinary gains (losses)	(1,098)	(3,229)	2,131
Income before income taxes	175,472	89,449	86,022
Income taxes-current	33,566	17,496	16,069
Income taxes-deferred	5,830	2,946	2,883
Total taxes	39,396	20,443	18,953

Net income	136,076	69,006	67,069

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	190	138	52
Credit costs for trust accounts	49	(0)	49
Provision for general allowance for credit losses	258	223	35
Provision for special allowance for credit losses	1	(168)	169
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	—	(6)	6
Provision for contingent losses included in credit costs	(139)	89	(229)
Gains on loans written-off	20	0	20
Losses on sales of other loans, etc.	—	—	—
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	158,939	98,655	60,284
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	156,700	106,538	50,161

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BK and TB Combined including Trust Account

	(in millions of yen)
	As of December 31, 2021	As of March 31, 2021
Bankrupt or De facto Bankrupt	116,123	147,818
Doubtful	543,204	416,668
Special Attention	288,095	293,879
Non Performing Loans	947,423	858,366
Total loans	99,182,097	100,392,617
Non Performing Loans / Total loans	0.95%	0.85%

BK Non-consolidated

	(in millions of yen)
	As of December 31, 2021	As of March 31, 2021
Bankrupt or De facto Bankrupt	116,049	147,768
Doubtful	541,429	414,688
Special Attention	288,095	293,879
Non Performing Loans	945,574	856,336
Total loans	96,251,868	96,949,512
Non Performing Loans / Total loans	0.98%	0.88%

TB Non-consolidated

	(in millions of yen)
	As of December 31, 2021	As of March 31, 2021
Bankrupt or De facto Bankrupt	74	50
Doubtful	1,772	1,978
Special Attention	—	—
Non Performing Loans	1,847	2,028
Total loans	2,925,232	3,437,052
Non Performing Loans / Total loans	0.06%	0.05%

TB Non-consolidated: Trust Account

	(in millions of yen)
	As of December 31, 2021	As of March 31, 2021
Bankrupt or De facto Bankrupt	—	—
Doubtful	1	2
Special Attention	—	—
Non Performing Loans	1	2
Total loans	4,995	6,051
Non Performing Loans / Total loans	0.03%	0.03%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2021		As of March 31, 2021
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	3,552,510	32,094	3,903,764	35,380

	(in millions of yen)
	As of December 31, 2021		As of March 31, 2021
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Available-for-sale securities	77,015,312	3,604,114	73,892,007	3,749,919
Domestic equity securities	5,134,813	3,377,381	5,216,386	3,350,537
Domestic bonds	40,702,992	104,696	40,552,270	122,506
Other	31,177,506	122,035	28,123,350	276,874
Foreign equity securities	258,047	80,624	86,025	21,102
Foreign bonds	24,578,105	(114,499)	21,236,699	103,001
Other	6,341,354	155,910	6,800,625	152,770

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2021		As of March 31, 2021
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	1,929,252	17,536	1,785,106	14,751
Stocks of subsidiaries and affiliates	625,594	470,736	625,594	527,522

	(in millions of yen)
	As of December 31, 2021		As of March 31, 2021
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	57,646,147	2,693,877	57,463,835	2,711,253
Domestic equity securities	4,292,880	2,764,214	4,320,383	2,703,898
Domestic bonds	37,457,066	97,001	38,401,935	119,605
Other	15,896,200	(167,338)	14,741,516	(112,250)
Foreign equity securities	210,748	72,333	61,701	14,126
Foreign bonds	11,901,584	(246,929)	11,001,832	(179,648)
Other	3,783,868	7,257	3,677,982	53,270

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2021		As of March 31, 2021
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	1,529,901	14,080	1,259,698	(1,968)
Stocks of subsidiaries and affiliates	68,382	1,349	67,814	2,389

	(in millions of yen)
	As of December 31, 2021		As of March 31, 2021
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	13,138,481	799,317	11,016,988	853,279
Domestic equity securities	873,285	553,044	939,291	595,246
Domestic bonds	3,243,891	7,696	2,136,137	2,797
Other	9,021,304	238,576	7,941,559	255,235
Foreign equity securities	60	44	56	41
Foreign bonds	7,197,997	103,277	6,262,308	166,399
Other	1,823,246	135,255	1,679,194	88,794

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the nine months ended December 31, 2021	For the nine months ended December 31, 2020
ROE	9.93	5.90

Note:

ROE is computed as follows:

Profits attributable to owners of parent × 4 / 3	×100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period)

+ (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BK and TB Combined

	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2021	For the nine months ended December 31, 2020
Average interest rate on loans and bills discounted	0.72	0.70
Average interest rate on deposits and NCD	0.00	0.00
Interest rate spread	0.72	0.69

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.75	0.74
Interest rate spread	0.75	0.73

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2021	For the nine months ended December 31, 2020
Average interest rate on loans and bills discounted	0.73	0.72
Average interest rate on deposits and NCD	0.00	0.00
Interest rate spread	0.73	0.71

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.75	0.74
Interest rate spread	0.75	0.74

TB Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2021	For the nine months ended December 31, 2020
Average interest rate on loans and bills discounted	0.37	0.32
Average interest rate on deposits and NCD	0.02	0.02
Interest rate spread	0.34	0.29

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.69	0.63
Interest rate spread	0.67	0.60

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of December 31, 2021	As of March 31, 2021
Deposits (ending balance)	190,512,788	193,113,145
Deposits (average balance)	194,410,679	185,829,055
Loans (ending balance)	89,707,232	91,736,843
Loans (average balance)	90,472,219	95,408,988

	(in millions of yen)
	As of December 31, 2021	As of March 31, 2021
Domestic deposits (ending balance)*	165,268,123	165,816,616
Individuals	88,392,490	84,848,585

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of December 31, 2021	As of March 31, 2021
Deposits (ending balance)	179,734,553	182,239,930
Deposits (average balance)	183,519,801	174,690,226
Loans (ending balance)	86,954,378	88,447,036
Loans (average balance)	87,608,199	91,697,219

	(in millions of yen)
	As of December 31, 2021	As of March 31, 2021
Domestic deposits (ending balance)*	155,922,983	156,280,910
Individuals	82,103,546	78,277,523

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated

	(in millions of yen)
	As of December 31, 2021	As of March 31, 2021
Deposits (ending balance)	10,778,234	10,873,215
Deposits (average balance)	10,890,877	11,138,829
Loans (ending balance)	2,752,854	3,289,807
Loans (average balance)	2,864,019	3,711,769

	(in millions of yen)
	As of December 31, 2021	As of March 31, 2021
Domestic deposits (ending balance)*	9,345,139	9,535,706
Individuals	6,288,944	6,571,062

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

TB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2021	As of December 31, 2021
Assets:
Loans and bills discounted	413,435	800,163
Securities	59,314,971	61,721,904
Beneficiary rights to the trust	93,565,184	106,780,074
Securities held in custody accounts	3,636,243	3,806,361
Monetary claims	32,652,514	40,299,576
Tangible fixed assets	17,354,800	18,584,359
Intangible fixed assets	135,444	146,602
Other claims	3,154,313	1,844,190
Call loans	1,244,794	771,226
Due from banking account	10,043,198	9,056,739
Cash and due from banks	5,567,619	5,009,039

Total	227,082,519	248,820,238

Liabilities:
Money trusts	28,470,351	26,843,770
Pension trusts	12,004,133	12,248,308
Property formation benefit trusts	6,736	6,491
Investment trusts	98,512,832	110,639,617
Money entrusted other than money trusts	5,006,270	5,684,592
Securities trusts	5,949,600	6,479,185
Monetary claim trusts	30,677,531	36,238,878
Equipment trusts	156,727	139,595
Land and fixtures trusts	18,856	18,325
Composite trusts	46,279,479	50,521,473

Total	227,082,519	248,820,238

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.

	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 502,487 millions of yen as of March 31, 2021 and 505,115 millions of yen as of December 31, 2021, respectively.